UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–10)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

CHARGE ACQUISITION CORP.

a wholly owned subsidiary of

DAIICHI SANKYO COMPANY, LIMITED

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

02318X100

(CUSIP Number of Class of Securities)

Seth Flaum, Esq.

Daiichi Sankyo, Inc.

2 Hilton Ct.

Parsippany, NJ 07054-4410

Telephone: (973) 944-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Patrick J. Naughton, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$400,108,090.91	$46,492.56

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) the product of (a) $19.50, which is the sum of (i) the closing cash payment of $15.00 per share and (ii) $4.50 per share, which is the maximum amount payable with respect to the contingent value rights and (b) the sum of 18,002,484 shares of common stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation (“Ambit”) issued and outstanding on September 26, 2014 and 10,383 shares estimated to be subject to outstanding purchase rights under Ambit’s 2013 Employee Stock Purchase Plan as of September 26, 2014, (2) the product of (a) $16.25 and (b) 1,020,014 shares issuable pursuant to outstanding Series E warrants as of September 26, 2014, (3) the product of (a) the difference between (x) $19.50 and (y) an exercise price of $3.28240 (the weighted average exercise price of the outstanding non-Series E Warrants as of September 26, 2014 and (b) 549,008 outstanding non-Series E warrants and (4) the product of (a) the difference between (x) $19.50 and (y) an exercise price of $8.9596 (the weighted-average exercise price of the outstanding options as of September 26, 2014), and (b) the sum of 1,137,834 Shares issuable upon the exercise of outstanding options granted under Ambit’s 2011 Equity Incentive Plan estimated as of September 26, 2014 and 1,080,143 Shares issuable upon the exercise of outstanding options granted under Ambit’s 2013 Equity Incentive Plan estimated as of September 26, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by .0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Charge Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Daiichi Sankyo Company, Limited (“Parent”), a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan, to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation (“Company”), a Delaware corporation, at a price of $15.00, in cash, for each outstanding Share, plus one non-transferable contingent value right (“CVR”) per share, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), is achieved and another cash payment of $2.25 if a certain other commercialization related milestone regarding quizartinib, again as described in and under the conditions set forth in the CVR Agreement, is achieved, with a maximum payment of up to $4.50 in cash per CVR, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 10, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Ambit Biosciences Corporation. Ambit Biosciences Corporation’s principal executive offices are located at 11080 Roselle Street, San Diego, California 92121. Its telephone number at such address is (858) 334-2100.

(b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The Shares are traded on The NASDAQ Global Market under the symbol “AMBI.” The information set forth in Section 7—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by Parent and Purchaser. The information set forth in Section 10 “Certain Information Concerning Daiichi Sankyo and Purchaser” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Procedures for Tendering Shares”

Section 3 — “Withdrawal Rights”

Section 4 — “Acceptance for Payment and Payment for Shares”

Section 6 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 8 — “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations”

Section 15 — “Conditions to the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(iii) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 6 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 8 — “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations”

Section 12 — “Background of the Offer; Contacts and Transactions with Ambit”

Section 13 — “Purpose of the Offer; The Merger Agreement; Contingent Value Rights and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights”

Subsections (a)(2)(iv), (v) and (vi) are not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 10 — “Certain Information Concerning Daiichi Sankyo and Purchaser”

Section 12 — “Background of the Offer; Contacts and Transactions with Ambit”

Section 13 — “Purpose of the Offer; The Merger Agreement; Contingent Value Rights and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) and (c)(5) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 7 — “Price Range of Shares; Dividends”

Section 8 — “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations”

Section 13 — “Purpose of the Offer; The Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights”

Section 14 — “Distributions and Dividends”

Subsection (c)(2), (c)(3) and (c)(4) are not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 11 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 10 —“Certain Information Concerning Daiichi Sankyo and Purchaser” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated by reference in this Schedule TO.

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 8 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 16 “Certain Legal Matters; Regulatory Approvals”.

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2014

CHARGE ACQUISITION CORP.

By:	/s/ Glenn Gormley
	Name:	Glenn Gormley, M.D., Ph.D.
	Title:	President

DAIICHI SANKYO COMPANY, LIMITED

By:	/s/ Joji Nakayama
	Name:	Joji Nakayama
	Title:	Representative Director, President and CEO

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated October 10, 2014.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Joint Press Release issued by Ambit Biosciences Corporation and Daiichi Sankyo Company, Limited, dated September 28, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).

(a)(5)(ii)	Electronic mail sent to employees of Daiichi Sankyo Company, Limited, dated September 28, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).

(a)(5)(iii)	Q&A for Daiichi Sankyo Company, Limited employees, dated September 29, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 29, 2014).

(a)(5)(iv)	Presentation Slideshow by employees of Daiichi Sankyo Company, Limited at a meeting of Ambit Biosciences Corporation employees, dated September 30, 2014 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Daiichi Sankyo Company, Limited on September 30, 2014).

(a)(5)(v)	Summary Advertisement as published in the New York Times on October 10, 2014.

(b)	Not applicable

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2014, by and among Ambit Biosciences Corporation, Daiichi Sankyo Company, Limited and Charge Acquisition Corp. (incorporated in this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ambit Biosciences Corporation on September 29, 2014).

(d)(2)	Form of Tender Agreement, dated September 28, 2014, by and among Daiichi Sankyo Company, Limited, Charge Acquisition Corp. and the directors and certain stockholders affiliated with the directors of Ambit Biosciences Corporation (incorporated in this Schedule TO by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ambit Biosciences Corporation on September 29, 2014).

(d)(3)	Form of Contingent Value Rights Agreement, by and between Daiichi Sankyo Company, Limited and Broadridge Corporate Issuer Solutions Inc.

(d)(4)	Confidentiality Agreement, dated July 31, 2014, between Ambit Biosciences Corporation and Daiichi Sankyo, Inc.

(g)	Not applicable.

(h)	Not applicable.